UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Roger A. Rached, Chief Executive Officer and President, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the "issuer") for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 14, 2004.

/s/ Roger A. Rached
Roger A. Rached
Chief Executive Officer

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FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Dr. Owen A. Anderson, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International Hi-Tech Industries Inc. (the "issuer") for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 14, 2004.

/s/ Dr. Owen A. Anderson
Dr. Owen A. Anderson
Chief Financial Officer

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NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

International Hi-Tech Industries Inc. (the "Issuer")
Interim Financial Statements for the period ended March 31, 2004

The Issuer's auditors have not reviewed or been involved in the preparation of these financial statements.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004DECEMBER 31, 2003 AND 2002

(Unaudited - see Notice to ReaderStated in Canadian Dollars)

(Stated in Canadian Dollars)

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MORGAN & COMPANY
Chartered Accountants

NOTICE TO READER

We have compiled the consolidated balance sheet of International Hi-Tech Industries Inc. as at March 31, 2004 and the consolidated statements of operations and deficit, and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
June 21, 2004

/s/ Morgan & Company
Chartered Accountants

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage)

CONSOLIDATED BALANCE SHEETS

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

	MARCH 31	DECEMBER 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$1,614,818	$2,763,972
Receivables	102,102	91,861
Prepaid expenses	229,993	429,035
	1,946,913	3,284,868
Notes receivable and accrued interest (Note 2)	1,656,843	1,618,708
Property, Plant and Equipment (Note 3)	24,931,663	25,054,388
Intangible Assets (Note 4)	2,208,959	2,136,964
	$30,744,378	$32,094,928
LIABILITIES
Current
Accounts payable and accrued liabilities	$440,299	$649,424
Accrued interest payable	291,104	304,795
Loans payable (Note 5)	292,826	292,826
Current portion of long term debt (Note 6)	1,474,563	1,582,293
	2,498,792	2,829,338
Redeemable preferred shares (Note 7)	436,831	388,306
Deposits Received Related to Joint Venture Option Agreements	12,080,732	12,080,732
Long Term Debt (Note 6)	729,532	741,169
	15,745,887	16,039,545
Contingencies (Note 9)

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

	MARCH 31	DECEMBER 31
	2004	2003
SHAREHOLDERS' EQUITY
Share Capital (Note 7)
Authorized:
An unlimited number of common shares without par value
An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:
Series 1 - 50,000,000 shares; Series 2 - 5,000,000 shares; and Series 3 - 5,000,000 shares
Issued and outstanding:
Common Shares
104,272,429 (of which 15,179,472 shares are held in escrow) at March 31, 2004 and December 31, 2003	$55,586,614	$55,586,614
Contributed Surplus	305,000	305,000
Non-controlling Interest Deficit Relating To Dividends	(1,439,330)	(1,439,330)
Deficit Accumulated During The Development Stage	(39,453,793)	(38,396,901)
	14,998,491	16,055,383
	$30,744,378	$32,094,928

Approved by the Board of Directors:
/s/ Dr. Owen A. Anderson	/s/ Dr. Rene Abi-Rached
Dr. Owen A. Anderson, Director	Dr. Rene Abi-Rached Director

The accompanying notes are an integral part of these consolidated financial statements

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

			FROM INCEPTION
			SEPTEMBER 12
	THREE MONTHS ENDED		1990 TO
	MARCH 31		MARCH 31
	2004	2003	2004
Expenses
Audit and accounting	$19,970	$30,606	$955,813
Corporation and Capital taxes	-	-	536,023
Consulting fees	130,079	70,771	1,970,746
Depreciation and amortization	307,103	347,368	5,909,436
Directors' and officers' fees	36,000	36,000	1,089,161
Finders' fees and loan guarantee, and commitment fees	-	156,085	3,132,215
General expense	126,665	63,907	2,499,275
Legal	47,287	33,135	5,058,062
Insurance	32,117	13,837	420,364
Interest and foreign exchange	82,968	434,403	4,823,909
Investor relations	5,961	6,833	124,889
Product representation costs	38,722	41,773	2,283,544
Telephone, fax and cellular	7,741	5,130	600,167
Office rent	25,500	19,500	808,390
Promotion and presentation	6,423	5,670	312,697
Property taxes	10,525	8,979	820,722
Repairs and maintenance	17,670	18,347	710,415
Travel and business promotion	50,704	85,774	3,103,843
Transfer agent and filing fees	9,902	5,443	384,041
Wages and benefits	245,662	113,838	3,785,648
	1,200,999	1,497,399	39,329,360
Less: Interest and other income	144,107	85,425	1,818,372
Loss From Operations	(1,056,892)	(1,411,974)	(37,510,988)
Deferred Project Development Cost Write Down	-	-	(4,638,737)
Gain On Cancellation Of License Rights	-	-	3,661,601
Gain On Termination Of Option	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	1,216,580
Legal Settlement	-	-	(200,000)
Non-Controlling Interest Portion Of (Income) Loss In Subsidiary	-	-	(375,073)
Net Loss for the period	$(1,056,892)	$(1,411,974)	$(37,586,627)
Loss Per Share, Basic and diluted	$(0.01)	$(0.01)
Weighted Average Common Shares Outstanding	104,272,429	102,591,979

The accompanying notes are an integral part of these consolidated financial statements

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

			INCEPTION
			SEPTEMBER 12
	THREE MONTHS ENDED		1999 TO
	MARCH 31		MARCH 31
	2004	2003	2004
Cash Flows From Operating Activities
Net loss for the period	$(1,056,892)	$(1,411,974)	$(37,586,627)
Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Unrealized exchange adjustment on notes receivable	(18,700)	-	(208,788)
Accrued interest on notes receivable	24,445	-	443,891
Amortization of discount on redeemable preferred shares	48,525	-	436,831
Gain on cancellation of license rights	-	-	(3,661,001)
Gain on issue of treasury shares by subsidiary company	-	-	(1,216,580)
Shares issued for loan guarantee and commitment fees	-	-	1,473,998
Non-controlling portion of income (loss) in subsidiary	-	-	375,073
Write down of deferred project development costs	-	-	4,638,737
Depreciation and amortization	307,103	347,368	5,909,436
(Increase) Decrease in assets
Receivables	(10,241)	22,046	(102,102)
Prepaid expenses	199,042	45,430	(229,993)
Increase (Decrease) in liabilities
Accounts payable and accrued liabilities	(209,125)	(13,280)	440,299
Accrued interest payable	(13,691)	25,714	291,104
Preferred share dividend payable	-	(3,816)	-
Net Cash Used In Operating Activities	(729,534)	(988,512)	(28,995,722)
Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(159,378)	(564,126)	(29,775,055)
Acquisition of intangible assets	(96,995)	-	(2,943,959)
Project development costs	-	(1,989)	(4,638,737)
Notes receivable	(43,880)	108,725	(1,891,946)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	(306,774)
Net non-current assets of subsidiary	-	-	(146,418)
Net Cash Used In Investing Activities	(300,253)	(457,390)	(39,702,889)

The accompanying notes are an integral part of these consolidated financial statements

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

			INCEPTION
			SEPTEMBER 12
	THREE MONTHS ENDED		1990 TO
	MARCH 31		MARCH 31
	2004	2003	2004
Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	$-	$-	$47,855,913
Issuance of preferred shares	-	-	6,256,703
Dividends paid	-	(64,575)	(1,560,392)
Contributed surplus	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	-	(1,018,028)	(2,339,642)
Cash deposits received related to joint venture option agreements	-	-	15,741,733
Increase in amount due to related parties	-	-	1,848,483
Repayment of amount due to related parties	-	-	(1,848,483)
Repayment in loans payable	-	(17,735)	292,826
Repayment of advances payable	-	-	(363,021)
Increase in advances payable	-	-	363,021
Repayment of long term debt	(119,367)	(150,083)	(3,500,302)
Increase in long term debt	-	-	5,519,771
Proceeds from mortgages payable	-	-	3,105,160
Repayment of mortgages payable	-	(1,868,000)	(3,105,160)
Increase in project advance payable	-	-	2,000,000
Repayment of project advance payable	-	-	(2,000,000)
Increase in deferred revenue	-	1,840,914	-
Net Cash Provided By (Used In) Financing Activities	(119,367)	(1,277,507)	70,313,429
Net Increase (Decrease) In Cash and Cash Equivalents	(1,149,154)	(2,723,409)	1,614,818
Cash and Cash Equivalents, Beginning Of Period	2,763,972	10,667,179	-
Cash and Cash Equivalents, End Of Period	$1,614,818	$7,943,770	$1,614,818
Supplemental Disclosure Of Cash Flow Information
Interest paid	$34,444	$434,403	$2,587,284
Taxes paid	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended March 31, 2003, the Company issued 237,160 common shares on the conversion of 308,000 Series 3 Class A preferred shares.

The accompanying notes are an integral part of these consolidated financial statements

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

DECEMBER 31, 2003

(Stated in Canadian Dollars)

	COMMON STOCK		PREFERRED STOCK		CONTRIBUTED SURPLUS	NON-CONTROLLING INTEREST DEFICIT RELATING TO DIVIDENDS	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT
Balance, January 1, 2001	61,770,591	$33,387,895	4,650,000	$4,726,700	$305,000	$-	$(21,702,281)	$16,717,314
Issuance of common stock	2,680,280	2,215,316	-	-	-	-	-	2,215,316
Issuance of preferred stock			2,261,114	2,040,003	-	-	-	2,040,003
Conversion of preferred stock to common stock	558,250	725,000	(725,000)	(725,000)	-	-	-	-
Share subscriptions	-	-	-	142,460	-	-	-	142,460
Preferred share dividends	-	-	-	-	-	-	(611,034)	(611,034)
Net loss	-	-	-	-	-	-	(2,738,762)	(2,738,762)
Balance, December 31, 2001	65,009,121	36,328,211	6,186,114	6,184,163	305,000	-	(25,052,077)	17,765,297
Issuance of common stock	34,500,000	13,726,700	-	-	-	-	-	13,726,700
Conversion of preferred stock to common stock	3,022,250	3,491,700	(3,925,000)	(3,491,700)	-	-	-	-
Share subscriptions	-	-	-	(652,460)	-	-	-	(652,460)
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(21,882)	-	(21,882)
Preferred share dividends	-	-	-	-	-	-	(404,162)	(404,162)
Net loss (Restated, Note 14)	-	-	-	-	-	-	(2,285,156)	(2,285,156)
Balance, December 31, 2002 (Restated, Note 14)	102,531,371	53,546,611	2,261,114	2,040,003	305,000	(21,882)	(27,741,395)	28,128,337
Conversion of preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	(10,530,573)	(10,530,573)
Balance, December 31, 2003	104,272,429	55,586,614	-	-	305,000	(1,439,330)	(38,396,901)	16,055,383
Net loss	-	-	-	-	-	-	(1,056,892)	(1,056,892)
Balance, March 31, 2004	104,272,429	$55,586,614	-	$-	$305,000	$(1,439,330)	$(39,453,793)	$14,998,491

The accompanying notes are an integral part of these consolidated financial statements

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Ability to Continue as a Going Concern

International Hi-Tech Industries Inc. (the "Company"), a development stage company, is in the business of developing and commercializing a building construction process that uses completely manufactured pre-fabricated panels, outstanding floor panels, wall panels and roof panels.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $37,586,627 which includes a net loss for the current period of $1,056,892. The continuation of the Company is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Company plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Company. Amounts raised will be used to provide financing for the development and commercialization of the Company's business and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might arise from this uncertainty.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned), IHI Construction Ltd. (100% owned), IHI Sales Ltd. (100% owned), IHI Developments Ltd. (100% owned), IHI Manufacturing Ltd. (100% owned) and IHI Planning Ltd. (100% owned). All significant intercompany balances and transactions have been eliminated.

During the years ended December 31, 2003 and 2002, prior to a restatement of the Company's operating results, the Company paid dividends to non-controlling shareholders of subsidiaries. As a result of adjustments recorded in the restatement, dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $1,439,330 and $21,882 respectively, at December 31, 2003 and 2002. These amounts were recorded as a reduction to shareholders' equity as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary.

c) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

d) Deferred Project Development Costs

The Company deferred architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program to be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization and are amortized using the declining-balance basis method at annual rates as follows:

Automotive	30%
Office furniture and equipment	20%
Computer equipment	30%
Other machinery and equipment	20%
Paving	8%

Land and building held for development are recorded at cost. Site preparation costs related to raw land are also recorded at cost.

f) Intangible Assets

Patent application costs are amortized on a straight-line basis over ten years once a patent is secured.

License rights are amortized on a straight-line basis over ten years.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of property, plant and equipment, intangible assets and deferred project development costs. Impairment losses or write downs to fair value are recorded in the event the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

g) Stock Based Compensation

The Company follows the CICA Handbook Section 3870, Stock Based Compensation and Other Stock Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

i) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company will include its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

j) Deposits received related to joint venture option agreements and gain on cancellation of License Rights

Payments related to non-refundable fees and deposits from joint venture option agreements are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined will occur upon the formation of a joint venture and the Company's ability to deliver the technology to exploit the license has been established.

Proceeds from deposits received from memorandums of understanding that have been entered by the Company are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the memorandum of understanding is issued.

k) Foreign Currency Translation

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the rate in effect during the applicable accounting period.

The resulting foreign exchange gains and losses are included in income in the current period

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 34,500,000 common shares on the exercise of options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

m) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, mortgages payable and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates.

n) Redeemable preferred shares

The Class B preferred shares issued by Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), the Company's 65% owned subsidiary, which are redeemable at $100 per share at the option of the preferred shareholder, were reclassified as financial liabilities in 2002 as the shares will become redeemable in 2007 due to the amendment of the escrow shares agreement in 2002. The redeemable preferred shares are recorded at the redemption value of $1,100,000. The difference between the proceeds of the Class B preferred shares and the redemption value was recorded as a discount of the redeemable preferred shares and is being amortized over the period from the date of reclassification to the earliest date that the preferred shares are eligible to be redeemed. Accordingly, $1,100,000 was charged as a discount against the redemption value and is being amortized on a straight line basis over 68 months resulting in an annual charge to interest expense.

- 17 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

o) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value include property, plant and equipment, real estate and future income taxes.

2. NOTES RECEIVABLE AND ACCRUED INTEREST

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are collateralized by the issuer's license rights to the Company's building technology.

  PROPERTY, PLANT AND EQUIPMENT

	MARCH 31			DECEMBER 31
	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Land	$3,529,281	$-	$3,529,281	$3,529,281
Paving	47,123	5,312	41,811	42,665
Automotive	152,703	129,922	22,781	23,998
Office furniture and equipment	318,068	257,194	60,874	64,503
Computer equipment	175,433	117,892	57,541	60,839
Other machinery and equipment	8,105,053	4,666,625	3,438,428	3,661,935
Building construction in progress	17,780,947	-	17,780,947	17,671,167
	$30,108,608	$5,176,945	$24,931,663	$25,054,388

- 18 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

3. PROPERTY, PLANT AND EQUIPMENT (Continued)

Other machinery and equipment includes assets acquired under capital lease with an original cost of $3,117,416 (2003 - $3,117,416). Accumulated amortization provided on this other machinery and equipment totalled $1,932,272 (2003 - $1,635,986).

4. INTANGIBLE ASSETS

	MARCH 31			DECEMBER 31
	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Patent application costs	$2,743,959	$580,000	$2,163,959	$2,086,964
License rights	200,000	155,000	45,000	50,000
	$2,943,959	$735,000	$2,208,959	$2,136,964

5. LOANS PAYABLE

	MARCH 31	DECEMBER 31
	2004	2003
Repayable on demand with interest at 20% per annum	$209,326	$209,326
Repayable on demand at various interest rates	83,500	83,500
	$292,826	$292,826

The $209,326 loan payable represents the amount advanced to date on a $2,000,000 credit facility. The loan is collateralized by a general security agreement.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

6. LONG TERM DEBT

Obligations Under Capital Lease

	MARCH 31	DECEMBER 31
	2004	2003
Various Lease Obligations
Weighted average interest at 19.21% (2003 - 19.03%), maturing between April 2004 and November 2005, combined monthly lease payments of principal and interest of $12,032	$98,734	$129,472

Other Long Term Obligations

Various Mortgages.
Weighted average interest at 7.59% (2003 - 7.56%), maturing between April 2005 and May 2008, combined monthly payments of principal and interest of $10,899. Two of the three mortgages are collateralized by Speen Road real estate.	$1,027,917	$1,037,708
Other long term financing agreements
Weighted average interest at 9.47% (2003 - 8.94%), maturing between July 2004 and September 2004, combined monthly payments of principal and interest of $75,316. A portion of these amounts are presently under dispute, see Note 9(b) for further details.	1,077,444	1,156,282
	2,105,361	2,193,990
	2,204,095	2,323,462
Less: Current portion	1,474,563	1,582,293
	$729,532	$741,169

7. SHARE CAPITAL

Escrow Shares

As at March 31, 2004, included in the Company's issued and outstanding shares, 15,179,472 were held in escrow to be released on the basis of 2,168,496 every six months. These shares were originally issued to the president of the company and an associate of the president. On January 18, 2000, upon approval by the TSX venture exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the president.

- 20 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

7. SHARE CAPITAL (Continued)

Stock Options

As at March 31, 2004, the Company granted no stock options and had no outstanding stock options.

In accordance with the policies of the TSX-V, the Company may grant stock options to directors, senior officers, employees or contractors in consideration of them providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

Subject to shareholders and TSX-V approval, the Company established a Stock Option Plan (the "Plan"). The maximum number of shares that the Company may reserve for issuance under the Plan at any point in time is 10% of the outstanding shares. Under the Plan, the Company may grant options to its directors, officers, employees, management company employees and consultants. The term of these options is five years. The Board of Directors will determine the terms and matters relating to any awards under the Plan including the exercise price and the number of common shares granted.

Share Purchase Warrants

As at March 31, 2004, the Company had outstanding non-transferable share purchase warrants for the purchase of additional common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
6,000,000	$0.28	August 16, 2004
5,000,000	$0.40	August 12, 2004
10,000,000	$0.68	October 21, 2004
2,000,000	$0.50	October 21, 2004
5,000,000	$0.50	October 21, 2004
1,500,000	$0.38	October 21, 2004
5,000,000	$0.38	October 21, 2004
34,500,000

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

7. SHARE CAPITAL (Continued)

Class B Preferred Shares of the Subsidiary

The Company's 65% owned subsidiary, Canadian Hi-Tech., has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become redeemable on August 21, 2007, the date on which all of the Company's shares are released from escrow.

The redeemable preferred shares are summarized as follows:
	Redemption		Carrying
	Value	Discount	Value
Balance, December 31, 2003	$1,100,000	$(711,694)	$388,306
Amortization of discount	-	48,525	48,525
Balance, March 31, 2004	$1,100,000	$(663,169)	$436,831

8. RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2004, the Company paid the following:

a) $18,000 (March 31, 2003 - $18,000) for management fees to a company controlled by the family of an officer.

b) $19,500 (March 31, 2003 - $19,500) for rent to a company controlled by a relative of an officer.

c) $18,000 (March 31, 2003 - $18,000) for directors and officers fees.

d) $32,071 (March 31, 2003 - $Nil) for consulting services to a company controlled by the family of an officer.

Included in loans payable is $209,326 (December 31, 2003 - $209,326) due to a company controlled by a relative of an officer.

- 22 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

8. RELATED PARTY TRANSACTIONS (Continued)

The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. The Company has also agreed to pay a royalty to the second Company referred to above equal to 1% of net profits realized from the license of the technology being used by the Company.

IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

9. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

- 23 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

9. CONTINGENCIES (Continued)

b) On March 26, 2002 the Company commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes. Following a demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Company. The outcome of these matters is not presently determinable.

c) A bankrupt subsidiary of the Company, the Company's president and a company controlled by the family of an officer were involved in litigation which resulted in an award of costs and special costs against the above-noted parties. The Company has provided in the 2003 statement of operations an amount it estimates will be payable by the Company in connection with this matter. The amount of the award is however, not presently determinable. The Company understands that the award could range up to $1,000,000

d) Gains on certain licence rights cancellations are being disputed by former potential joint venture partners. Management is of the opinion that the settlement of these disputes will not have a significant impact on the Company's financial position.

e) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

10. SUBSEQUENT EVENT

The Company granted a stock option for the purchase of 5,200,000 common shares at $0.20 per share expiring October 6, 2008.

- 25 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

MANAGEMENT DISCUSSION & ANALYSIS
FOR FIRST QUARTER ENDED

MARCH 31, 2004

July 12, 2004

- 26 -

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a license agreement which terminates on March 16, 2092 (the "Canadian License Agreement"). The international rights to the Technology are held by IHI International pursuant to a license agreement which terminates on October 4, 2093 (the "International License Agreement").

During fiscal 2003 and the first quarter ended March 31, 2004, the Corporation has maintained its focus and commitment to complete the installation of automated welding and cutting systems at the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia (the "Facility").

The Corporation has continued to demonstrate the attractiveness of its Technology and its export-oriented business. The Corporation has recorded as Deposits Received Related to Joint Venture Option Agreements, non-refundable fees and deposits generated pursuant to memorandums of understanding entered into with potential joint venture partners in the amount of $12,080,732 as at December 31, 2003 and as at March 31, 2004.

Management is committed to enhancing the financial return on the Corporation's $30.7 million of assets, primarily invested in the Facility. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

Manufacturing Facility

The building for the Facility is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC Robotics Canada Ltd. ("FANUC"), which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of July, 2005. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by FANUC. See "Legal Proceedings" below.

The Corporation is not ready for production at full capacity rates.

- 27 -

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5,584,151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5,862,639 and 5,785,904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

On November 5, 2003, the Corporation announced that patent numbers PI9408654-0, 117197 and 283514 have been issued in Brazil, Romania and Slovak Republic respectively. Additional patents have been granted in India and Libya.

On December 23, 2003, the Corporation announced that additional patents have been accepted in Europe, India and Mexico.

On April 2, 2004, the Corporation announced that patent number 316392 has been issued in Norway and that patent numbers PI9408654-0 and 283856 have been granted in Brazil and the Slovak Republic.

Selected Annual Financial Information

The selected annual financial information below for the years ended December 31, 2001 to 2003 are taken from our financial statements. The statements for the year ended December 31, 2003 have been prepared according to Canadian GAAP and have been examined by BDO Dunwoody LLP, independent chartered accountants. The statements for the years ended December 31, 2001 to 2002 have been prepared according to Canadian GAAP and have been examined by Morgan & Company, independent chartered accountants.

Note 15 to our consolidated financial statements provide descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principals ("US GAAP") as they relate to us and reconciliation of US GAAP to our consolidated financial statements.

All financial data presented below is in Canadian dollars.

- 28 -

The following table sets forth selected consolidated financial information with respect to the Corporation for the last three fiscal years ended December 31, 2003:

	YEAR ENDED
	December 31, 2001 $	December 31, 2002 $	December 31, 2003 $
Total Revenue	425,633	347,516	286,942
Income (Loss) Before Extraordinary Items	(3,736,261)	(4,678,684)	(6,046,296)
Net Income (Loss)	(2,738,762)	(2,285,156)	(10,530,573)
Net Income (Loss) Per Share	(0.05)	(0.04)	(0.10)
Total Assets	34,422,634	44,363,885	32,094,928
Long Term Debt	2,216,307	1,445,660	741,169
Cash Dividends (Preferred Shares)	(611,034)	(404,162)	(124,933)

The Corporation has incurred losses to date of $36,529,735 which includes a net loss for the current year of $10,530,573. The continuation of the Corporation is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Corporation plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Corporation. Amounts raised will be used to provide financing for the development and commercialization of the Corporation's business and for other working capital purposes. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

The Corporation deferred architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program to be amortized against related revenues when production commences. During 2003, the Corporation determined that previously deferred costs were not recoverable and recorded a $4,638,737 write-down related to these costs.

Payments related to non-refundable fees and deposits under memoranda of understanding ("MOUs") are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Corporation has determined will occur upon the formation of a joint venture and the Corporation's ability to deliver the technology to exploit the license has been established.

Proceeds from non-refundable deposits received under MOUs that have been received by the Corporation are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the MOU is issued.

- 29 -

Results of Operations

The Corporation had a net loss of $10,530,573 out of which approximately $4.6 million is a write-off of the deferred project development costs and $1.6 million is depreciation and amortization for the year ended December 31, 2003, as compared to a net loss of $2,285,156 for the year ended December 31, 2002 after giving effect to a minority interest in the income of a subsidiary. The Corporation had a net loss of $1,056,892 for the three months ended March 31, 2004, as compared to a net loss of $1,411,974 for the three months ended March 31, 2003.

As at the end of fiscal 2003 and the first quarter ended March 31, 2004, the Corporation had retained 28 interim license agreements that call for the establishment of up to 30 Hi-Tech Factories.

During fiscal 2003, the Corporation recorded a gain on cancellation of license rights of approximately $154,460 as compared to $3,293,839 for the year ended December 31, 2002. During the first quarter ended March 31, 2004, there was no gain recorded on cancellation of license rights.

Depreciation and amortization expenses decreased slightly from $1,592,210 in the year ended December 31, 2002 to $1,589,514 for the year ended December 31, 2003. Depreciation and amortization expenses decreased from $347,368 for the first quarter ended March 31, 2003 to $307,103 for the first quarter ended March 31, 2004. Depreciation and amortization is a non-cash charge.

Total assets decreased from $44.4 million at December 31, 2002 to $32.1 million at December 31, 2003 which decrease included a reduction in cash of approximately $7.6 million and the approximate $4.6 million write-off of the deferred project development costs. Total assets decreased from $41,683,022 at March 31, 2003 to $30,744,378 at March 31, 2004.

Summary of Quarterly Results

The selected quarterly information below for the eight quarters ended March 31, 2004 are taken from our financial statements. The statements for the quarter ended March 31, 2004 have been prepared according to Canadian GAAP and have been examined by Morgan & Company, independent chartered accountants.

All financial data presented below is in Canadian dollars.

- 30 -

The following table sets forth selected consolidated financial information with respect to the Corporation for the eight quarters ended March 31, 2004:

	June 2002 $	September 2002 $	December 2002 $	March 2003 $	June 2003 $	September 2003 $	December 2003 $	March 2004 $
Total Revenue	35,551	1,647,670	2,465,972	85,425	73,588	61,634	66,295	144,107
Income (Loss) Before Extraordinary Items	(1,173,605)	269,559	1,245,748	(1,411,974)	(1,315,500)	(1,077,466)	(2,241,356)	(1,056,892)
Income (Loss) Before Extraordinary Items Per Share	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)
Net Income (Loss)	(1,099,980)	(455,428)	416,166	(1,411,974)	(1,315,500)	(923,006)	(6,880,093)	(1,056,892)

Capital Requirements, Resources and Liquidity

The Corporation's cash balance at December 31, 2003 was $2,763,972 (2002 - $10,391,716), a decrease of $7,627,744 from December 31, 2002. As at December 31, 2003, the Corporation had working capital of $455,530 (compared to working capital in 2002 of $6,756,069 and in 2001 of $98,824). The Corporation's cash balance at March 31, 2004 was $1,614,818 (March 31, 2003 - $7,732,984), a decrease of $6,118,166 from March 31, 2003. As at March 31, 2004, the Corporation had a working capital deficit of $511,879 (compared to working capital in the first quarter of 2003 of $7,596,777).

The Corporation in 2003 spent $1,811,580 on the acquisition of the property, plant and equipment which included assets acquired under capital lease (in 2002 - $3,099,210 and in 2001 - $5,789,123) together with $214,534 in the acquisition of intangible assets (in 2002 - $254,213 and in 2001 - $346,767). The Corporation in the first quarter of 2004 spent $159,378 on the acquisition of property, plant and equipment which included assets acquired under capital lease (in the first quarter of 2003 - $564,126 and in the first quarter of 2002 - $617,406) together with $96,995 in the acquisition of intangible assets (in the first quarter of 2003 - $nil and in the first quarter of 2002 - $53,231).

With respect to financing activities during the 2003 fiscal year, $1,979,024 was received in cash as deposits related to interim agreements or MOUs. During the year, the Corporation paid dividends of $193,324 and dividends paid by its subsidiary, IHI International Holdings Ltd., to non-controlling shareholders was $1,417,448. With respect to financing activities during the first quarter ended March 31, 2004, the Corporation did not receive any cash as deposits related to interim agreements or MOUs.

During the 2003 fiscal year, the Corporation repaid loans of $149,635 and long term debt of $403,767. The Corporation also repaid a mortgage payable of $1,868,000, being repayment of the first mortgage on the Corporation's plant in Delta, British Columbia. During the first quarter of 2004, the Corporation repaid loans of $nil and long term debt of $119,367.

- 31 -

Of the long-term assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda Consult's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

The notes have been outstanding since 1998. At the time the Corporation issued the notes, the Corporation agreed with Veda Consult not to demand repayment until the Facility, had achieved its full production capability. Achieving such a capability was needed to allow the Corporation to manufacture a factory for the intended joint venture to be established in Luxembourg. The delay in payment of the notes has occurred as a result of the unexpected delays experienced in completing the Facility (see "Legal Proceedings"). Veda Consult has remained ready to proceed with a joint venture factory including settling the outstanding notes.

Veda Consult is considered by the Corporation to have complied with the terms of its MOU including having made all payments when due. Veda Consult has issued promissory notes as payment of certain of its obligations under the MOU; however, those notes are due on demand and no demand has been made - see the comments above. Accordingly, Veda Consult is not in default under its MOU with respect to payments.

As at December 31, 2003, the Facility, including the property, plant and equipment, had a depreciated net book value of approximately $22.7 million. As at March 31, 2004, the Facility, including the property, plan and equipment, had a depreciated net book value of approximately $24.9 million.

The Corporation must quickly secure working capital financing. The Corporation is exploring a number of funding sources. It is expected that the Corporation will need to grant a mortgage (security interest) over the Facility to secure a source of funding. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing other external sources of financing, the speed with which the Corporation will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

- 32 -

Related Party Transactions

The following are the only transactions that occurred during fiscal 2003 and the first quarter ended March 31, 2004 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

  On January 13, 2003, Garmeco International Consulting Engineers S.A.L. ("Garmeco"), a company owned by the President's parents, entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Greater Hashemite Kingdom of Jordan. Garmeco has paid a US$100,000 deposit on account of the license fee;

  On January 14, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Republic of France. Garmeco has paid a US$100,000 deposit on account of the license fee;

  On January 15, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The United Kingdom. Garmeco is has paid a US$100,000 deposit on account of the license fee;

  On November 8, 2003, Earthquake Resistance Structures Inc. (a company controlled by Mr. Rached's mother) entered into an Amending Agreement with IHI International and Earthquake Resistance Structures Inc. amending the MOUs related to the territories of the States of Alaska, Washington and Oregon, Western and Southern Regions of California, Mexico, Chile, Colombia, Ecuador, El Salvador, Guatemala, Peru, the States of New York, New Jersey and Pennsylvania, Washington, DC, the States of Virginia, Maryland and Delaware, Beijing Region, Shanghai Region, Tokyo and Northern Japan, Osaka and Southern Japan, Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, South East U.S. Region, South Central U.S. Region and the States of Michigan and Illinois;

  On November 8, 2003, Garmeco entered into an Amending Agreement with IHI International amending the MOUs related to the territories of The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom;

  During the fiscal year ended December 31, 2003, Lang Michener LLP, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation an aggregate of $154,046.16 for legal fees and services;

  During the 2003 fiscal year, the Corporation paid $72,000 to RAR Consultants Ltd. ("RAR Consultants"), a company controlled by Mr. Rached's family;

  During the 2003 fiscal year, the Corporation paid $78,000 for rent and $13,135 for reimbursement of property taxes to 434088 B.C. Ltd., a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  During the 2003 fiscal year, the Corporation paid $78,322 for directors and officers fees;

- 33 -

  During the 2003 fiscal year, the Corporation paid $88,528 for consulting services to Garmeco Canada - Int'l Consulting Engineers Ltd. ("Garmeco Canada"), a company controlled by Mr. Rached's family;

  Included in loans payable for the 2003 fiscal year is $209,326 due to IHI Holdings Ltd., a company controlled by Mr. Rached's family;

  The Corporation has entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants and Garmeco Canada have agreed to assist the Corporation by providing detailed engineering designs for the projects that the Corporation undertakes. The Corporation has agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design;

  During the first quarter ended March 31, 2004, the Corporation paid $18,000 to RAR Consultants, a company controlled by Mr. Rached's family;

  During the first quarter ended March 31, 2004, the Corporation paid $19,500 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  During the first quarter ended March 31, 2004, the Corporation paid $18,000 for directors and officers fees;

  During the first quarter ended March 31, 2004, the Corporation paid $32,071 for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family;

  Included in loans payable for the first quarter ended March 31, 2004 is $209,326 due to IHI Holdings Ltd., a company controlled by Mr. Rached's family; and

  On June 9, 2004, the Corporation granted, pursuant to its Share Option Plan, 5,200,000 options to purchase Common Shares indirectly to an officer of the Corporation at a price of $0.20 per share expiring October 6, 2008.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies since December 31, 2003 and the Corporation is not expecting to adopt any accounting policies.

Financial Instruments and Other Instruments

There are no financial instruments and other instruments that the Corporation uses.

- 34 -

Risk Factors

The following is an overview of some of the risks related to our business. If any of these risks actually occur, our business objectives may not be met or could be seriously impacted. You should carefully consider the risks described below when reviewing the information contained in this Management Discussion & Analysis. There may also be other unexpected events that could similarly impact our future operations.

Interim Agreements

There is no assurance that the interim agreements or MOUs (and sometimes referred to as "joint venture option agreements") relating to our proposed joint ventures will ever result in projects being completed or amounts due under MOUs being paid.

The Corporation May Not Be Able To Start Full Capacity Commercial Production.

The Corporation has spent most of its efforts over the past 11 years to date in activities intended to establish the Corporation's business, including:

  marketing our Technology;

  making patent applications for the Technology; and

  looking for potential joint venture partners.

Th Corporation has earned no material revenues from product sales and our full capacity operations have not begun. As this is a new business, the Corporation may experience typical problems, experiences, difficulties, complications and delays. We must develop and implement systems, standards and procedures for every aspect of our operations. We may not be able to complete all of these items as soon as we would like. We will continue to incur expenses before we start full capacity operations, and these expenses may be partially covered by some additional operating revenues. In January, 2001, we received our first limited production order for our advanced panel system.

We are progressing in our plan to implement several measures to minimize the impact of the flexible welding and cutting system supplied by FANUC for our Facility. We claim that the above system supplied by FANUC is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2005. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by FANUC. See "Legal Proceedings" for a description of the lawsuit that we have commenced against FANUC, General Electric Capital Canada Inc. and others.

We May Not Receive Material Income From Certain Orders

Since April 2002, we received further orders for prototype houses incorporating the Technology. We do not expect to earn any material income from these orders. We have also undertaken a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

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We Have Had Losses In Each Of Our Years Of Operation.

We have had net losses in each of our years of operation. For the year ended December 31, 2003, we had a net loss of $10,530,573. We may never become profitable. We may not be able to generate significant revenue through product sales based on the Technology. On December 31, 2003, our accumulated deficit was $38,396,901. See "Results of Operations".

Situations May Arise Where Our Interests Could Conflict With Those Of Management.

Some of our directors and officers have business interests in companies that have entered into agreements with us. Mr. Rached is our President. Members of Mr. Rached's family control RAR Consultants, the licensor of the Technology. If we broke the Canadian License Agreement or if our subsidiary, IHI International, broke the International License Agreement, the licenses would be returned to RAR Consultants. Our subsidiary, Canadian Hi-Tech Manufacturing Ltd. ("Canadian Hi-Tech") has entered into a Consulting Fee Agreement dated October 25, 1992 with RAR Consultants and Garmeco Canada (a company controlled by relatives of Mr. Rached) regarding designs produced by Garmeco Canada and used by us. Mr. Rached is the President and a Director of IHI Construction Ltd. ("Construction"), our wholly owned subsidiary, contractually responsible for the construction of our Facility. Our company and our subsidiaries have made lease payments for our head office to RAR Investments Ltd. ("RAR Investments"), a company controlled by Mr. Rached. Lease payments are now made to 434088 B.C. Ltd., a company controlled by Mr. Rached's family. We have agreed to pay an aggregate management fee of $6,000 a month to RAR Investments and RAR Consultants.

Any conflicts are normally resolved according to the Canada Business Corporations Act ("CBCA") that requires disclosures of conflicts at meetings of the directors where we would be acquiring assets or dealing in assets in which directors have an interest. These directors are then prevented from voting on any resolution passed by the Board where they have a conflict. However, the CBCA lets directors with a potential conflict vote on any resolution relating to:

  his or her remuneration as a director;

  indemnities or insurance for directors; and

  a contract with an affiliate.

Our directors and officers are legally required to act fairly and in our best interest and are not permitted to ignore their duty to us for their own benefit.

We Will Need Additional Financing.

Based on our estimate of costs in connection with planned development and demonstration projects, we will require at least $7 million over the next two to three years to pay for our development and commercialization activities. This will include:

  the manufacture of additional demonstration show homes and other projects;

  the further development and enhancement of our manufacturing capability; and

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  for our working capital requirements.

Our estimated cash requirements over this period will be funded from our existing financial resources and potentially through:

  private placement investments with our shareholders;

  conventional bank financing; and

  proceeds from deposits on MOUs.

If we experience significant cost overruns on any of these activities and cannot raise additional funds, we may need to cut back or delay some of our activities.

Our Business Will Suffer If We Lose Key Skilled Personnel.

We will be dependent on certain members of our management and engineering staff, and if we lose their services our business could be severely impacted. In particular, we will rely on the services of Mr. Rached. Mr. Rached has extended his personal credit to support our business. If Mr. Rached is unable to pay his creditors, there is a risk that his assets, including his holdings in our shares, could be subject to creditor enforcement proceedings. On October 1, 2001, Mr. Roger Rached, RAR Investments and Canadian Hi-Tech filed notices of intention to make a proposal pursuant to the provisions of the Bankruptcy and Insolvency Act. See "Legal Proceedings" below for a description of a judgment against Mr. Rached, that is currently under appeal by one creditor after court approval on July 17, 2002 and the status of Mr. Rached's proposal to creditors. In addition, our ability to manage growth effectively will require that we continue to implement and improve our management systems and recruit and train new employees. We may not be able to successfully attract and hire skilled and experienced personnel. We lack employment agreements with any of our executive officers or employees and do not carry key person insurance on any of their lives.

We May Not Be Able To Succeed In A Competitive Marketplace.

Our products will compete in areas where there is intense competition, especially from prefabricated products targeted for sale in the low-income housing market. Other companies, some of which will have substantially greater resources than us, are currently developing and selling products that are competitive with our products, especially low-income residential housing units. Alternative residential accommodation for low-income families, such as mobile homes, must be considered to be significant competition.

Our Officers And Directors May Be In A Position To Influence The Election Of Our Board Of Directors.

Mr. Rached through Mira Mar Overseas Ltd. owns 15,179,470 Common Shares or 14.6% and holds options to purchase 5,200,000 Common Shares at $0.20 per share expiring October 6, 2008. Therefore, Mr. Rached may be in a position to influence the election of our Board of Directors. Also, we do not currently have an Independent Compensation Committee. There is no independent oversight or supervision over management compensation. These functions are performed by the Board of Directors.

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We May Never Achieve Commercial Production.

Currently we do not have any finished housing products commercially available for sale and the other products we have produced for sale have been limited. We may never:

  develop any finished housing products commercially for sale;

  meet all applicable regulatory standards in all territories where we would like to sell products;

  be able to produce at commercial costs; or

  be successful in marketing or achieving acceptable profit margins.

The public may be reluctant or slow to accept our unconventional building system. The Technology introduces a new concept and as such has not been thoroughly tested in practical terms. The degree of pre-manufacturing and engineering is extensive and any error or omission could prove costly.

Our Strategic Alliances May Not Achieve Their Goals.

We expect to partially rely on strategic alliances for development contracts, assistance in product design and development, volume purchase orders and manufacturing and marketing expertise. Even if we are successful in forming these alliances, they may not achieve their goals.

We May Not Be Able To Comply With Extensive And Stringent Government Regulation In Canada, The United States, And Elsewhere.

We may not be able to comply with, or continue to comply with, current or future governmental regulations in every jurisdiction where we conduct our business operations. Compliance may be very expensive or may cause us to interrupt our operations or restrict our future activities. If IHI International conducts business in the United States, we may not be able to comply with regulations relating to the Occupational Safety and Health Act and environmental protection. If we are unable to comply with such requirements, we could be subject to penalties, including restrictions on our business operations, monetary liability and criminal sanctions, any of which could hurt our business.

Our Proposed Joint Venture Activities In Foreign Countries May Experience Problems We Would Not Normally Find In The United States Or Canada.

Joint venture operations in Germany, Luxembourg, the Philippines, Costa Rica, Nicaragua, Panama and other foreign countries may face risks common to foreign operations in the construction industry. These risks include:

  political and economic uncertainties;

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  contract cancellation or unilateral modification of contract rights;

  operating restrictions;

  currency repatriation restrictions;

  expropriation;

  export restrictions;

  increased taxes; and

  other foreign governmental intervention risks.

We May Not Be Able To Protect Our Intellectual Property In All Markets.

Our ability to compete effectively will depend, in part, on the ability of RAR Consultants, the licensor of the Technology, to maintain patents for the Technology. Some of the licensor's patent applications have received favourable examination reports, and in some cases, patents have been issued (including three United States patents). Patents may not be issued in every country. The licensor may not be able to protect or maintain its patents. The patents may not be enforceable or provide meaningful protection from our competitors. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Even if a competitor's products were to infringe patents held under license by us, enforcing patent rights in an infringement action would be costly.

Although we believe that the Technology and our manufacturing process do not infringe upon the property rights of any third parties, this may not be the case. If our products or building system are found to infringe the rights of third parties, we may not be able to get a license from the intellectual property owner at a reasonable cost or at all. We have an exclusive license to use the Technology in Canada and our subsidiary, IHI International, has the exclusive license to use the Technology in all countries of the world other than Canada. Both the Canadian and International License Agreements are for 99 year terms; however, the licensor may not continue or renew the licenses. The licensor may also develop a new system to replace the Technology and choose not to license this new technology to us.

The Success Of Our Business Relies Heavily On Services To Be Provided By RAR Consultants.

The commercialization of the Technology will depend, in part, upon services to be provided by RAR Consultants. These services are not subject to the Canadian or International License Agreement. On March 5, 1997, Garmeco Canada and RAR Consultants confirmed that the services they have committed to provide include providing the analytical design software owned by RAR Consultants. RAR Consultants may not continue or renew the Consulting Fee Agreement on the current terms.

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We May Not Carry Enough Insurance.

Although we carry commercial general liability and product liability insurance of up to $5 million, this level of coverage may not be adequate to protect us against all general and commercial claims. Any general, commercial or product liability claim which is not covered by our general or product liability insurance or is over the policy liability limits could impact our financial condition. We may not be able to maintain our current general liability or product liability insurance on reasonable terms.

Legal Proceedings

Fanuc

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding. The within proceedings are scheduled for trial commencing January 10, 2005. The Honourable Madam Justice Ballance has been appointed as the trial judge in the within matter, and the initial Case Management Conference was held on March 24, 2004.

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Genesee

The Corporation is aware of two actions currently pending before the British Columbia Courts in which the plaintiffs' claim relate to conversion of shares in Canadian Hi-Tech into shares of the Corporation and alternative claims for damages. The Corporation has not been named in either action. The Corporation understands that the value of those claims is approximately $1.7 million.

Judgment was rendered in the Genesee Enterprises Ltd. v. Abou-Rached et al, S.C.B.C., Vancouver Registry, Action No. A963616 (the "Genesee Action") in January, 2001. The Genesee Action is an action for conversion of Canadian Hi-Tech shares into shares of the Corporation or, alternatively, for damages against the defendants Roger Rached and RAR Investments. Canadian Hi-Tech, a subsidiary of the Corporation, was named a defendant in the action. The Corporation was not named as a defendant. The claims against Canadian Hi-Tech were dismissed. Roger Rached and RAR Investments were ordered to pay Genesee damages in the amount of $982,746.94 plus interest pursuant to the Court Order Interest Act (British Columbia). Genesee has appealed the judgment and this appeal includes an appeal of the dismissal of the claims against Canadian Hi-Tech. Roger Rached and RAR Investments have also appealed the judgment of Madam Justice Levine. The hearing of the appeal has not been set.

On August 8, 2001, Madame Justice Levine pronounced supplemental reasons for judgement on the issue of costs. At that time, the judge made several orders relating to costs, including an award of special costs in favour of the plaintiff and the defendants by counterclaim as against Canadian Hi-Tech, Mr. Roger Rached, and RAR Investments. The amount of the special costs has not been determined, though the Corporation understands that the amount of such special costs could range between $500,000 and $1,000,000.

On October 1, 2001, Mr. Roger Rached, RAR Investments and Canadian Hi-Tech filed notices of intention to make a proposal ("NOI") pursuant to the provisions of the Bankruptcy and Insolvency Act. Roger Rached, RAR Investments and Canadian Hi-Tech made proposals to their respective creditors.

The proposal of Canadian Hi-Tech was not approved by its creditors as a result of a vote of 49.45% in value in favour of accepting the proposal and Canadian Hi-Tech is now bankrupt. For a proposal to be accepted by unsecured creditors, a majority in number and two thirds in value of unsecured creditors of each class must vote in favour of the proposal. Appeals are pending with respect to the measurement of the votes cast for the approval of the proposal.

On January 7, 2002, Mr. Roger Rached and RAR Investments filed proposals, and, on January 28, 2002, these proposals were accepted by their creditors by the wide margins of 86% in favour of accepting the proposal of RAR Investments and 88% in favour of accepting the proposal of Mr. Roger Rached. The proposals of Mr. Roger Rached and RAR Investments were approved by the British Columbia Supreme Court and an appeal is pending.

The Corporation is aware of settlement discussions involving the parties to the Genesee Action.

de Grasse

The Corporation has brought a claim for damages against Jean de Grasse and Robert de Grasse for breach of fiduciary duty and conspiracy. The action was commenced on October 7, 1999. There are settlement negotiations being undertaken with respect to this.

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MOUs

On August 9, 2002, the Corporation announced that it, together with IHI International, exercised their respective rights to cancel, suspend or extend certain "MOUs" and related licenses to use the Corporation's building technology. The affected MOUs involve potential joint venture partners who have allegedly failed to satisfy their financial and other commitments to the Corporation and IHI International. The MOUs affected by the actions taken by the Corporation and IHI International are as follows:

The MOUs made with Hi-Tech America Development Corp. (HAD), HAD 2000 Corp. and HAD Three Corp. (the "HAD Group") in 1998, 1999 and 2000 were allegedly in default and were, therefore, cancelled. All initial irrevocable down payments made under those agreements have been forfeited to IHI International. The Corporation understands that the HAD Group has indicated that it disagrees with IHI International's entitlement to cancel their MOUs.

The MOUs made with International Trade Circle SARL ("ITC") announced in 1997 and 2001 were allegedly in default and were, therefore, cancelled. All initial irrevocable down payments made under those agreements have been forfeited to IHI International. The Corporation also understands that ITC has indicated that it disagrees with IHI International's entitlement to cancel their MOUs.

Additional Disclosure for Venture Issuers without Significant Revenue

The following table sets forth selected consolidated financial information with respect to the Corporation for the years ended December 31, 2002 and 2003 and the first quarter ended March 31, 2004:

	December 31, 2002 $	December 31, 2003 $	March 31, 2004 $
Deferred Development Costs	4,638,737	-	-
General and Administration Expenses	2,566,383	3,392,414	810,928
Interest and Foreign Exchange	867,607	1,351,310	82,968
Depreciation and Amortization	1,589,514	1,592,210	307,103

Disclosure of Outstanding Share Data

To date, the Corporation's issued and outstanding share capital is 104,272,433. The Corporation currently has outstanding options to purchase 5,200,000 common shares of the Corporation and warrants to purchase 34,500,000 common shares.

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Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. The Corporation's Annual Report on Form 20-F may be found on EDGAR at www.sec.gov/edgar.shtml.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: July 19, 2004

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO

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